

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

March 14, 2005

Robert C. Gerlach
Ballard Spahr Andrews & Ingersoll, LLP
1735 Market Street, 51st Floor
Philadelphia, PA 19103-7599

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/14/2005

Re: Exelon Corporation
Incoming letter dated February 7, 2005

Dear Mr. Gerlach:

This is in response to your letters dated February 7, 2005, March 1, 2005 and March 2, 2005 concerning the shareholder proposals submitted to Exelon by Bernard H. Meyer. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Bernard H. Meyer
31 Newton Woods Road
Newton Square, PA 10973


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February 7, 2005

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Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Exelon Corporation – Shareholder Proposals of Bernard H. Meyer

Ladies and Gentlemen:

This letter is to inform you that our client, Exelon Corporation ("Exelon"), in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, intends to omit from its proxy statement and form of proxy for its 2005 Annual Meeting of Shareholders (collectively, the "2005 Proxy Materials") a set of five shareholder proposals (collectively, the "Proposals") received from Bernard H. Meyer (the "Proponent").[1] The Proposals are attached hereto as Exhibit A.

On behalf of Exelon, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that:

(1) the Proposals may be omitted under Rule 14a-8(i)(3) because they are contrary to Rule 14a-8(b)(1), which requires that the Proponent, to be eligible to submit a shareholder proposal, have continuously held, for at least one year by the date on which the proposal is submitted, at least $2,000 in market value, or 1%, of Exelon's securities entitled to be voted on the proposal at the meeting in question;

[1] The Proponent submitted the Proposals in the form of a single paragraph consisting of six sentences, which sentences comprise five separate shareholder proposals. The separate proposals are defined below as the Termination Proposal, the Recovery Proposal, the Board Approval Proposal, the Shareholder Approval Proposal and the Political Contribution Proposal and are referred to collectively herein as the Proposals. See Exhibit A.

(2) each of the Termination Proposal, the Recovery Proposal, the Board Approval Proposal and the Shareholder Approval Proposal may be omitted under Rule 14a-8(i)(7) because it deals with a matter relating to Exelon's ordinary business operations;

(3) each of the Board Approval Proposal and the Political Contribution Proposal may be omitted under Rule 14a-8(i)(10) because such proposal has been substantially implemented; and

(4) the Proposals may be omitted under Rule 14a-8(i)(1) because they are not a proper subject for action by shareholders under the laws of the Commonwealth of Pennsylvania.

To the extent the reasons for such omission are based on matters of state law, this letter constitutes an opinion of counsel pursuant to Rule 14a-8(j)(2)(ii). The signatory of this letter is a duly licensed attorney in the Commonwealth of Pennsylvania.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of Exelon's intention to omit the Proposal from the 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Exelon files its definitive 2005 Proxy Materials with the Commission. On behalf of Exelon, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to us only.

THE PROPOSALS

The Proposals require[2] action by Exelon on five separate matters:

1. Exelon/PECO executives who approved a contribution of $17 million dollars to the Citizens Alliance for Better Neighborhoods "should be let go" (the "Termination Proposal").[3]

[2] As is discussed in Section IV below, the Proposals are worded in terms of action that "should" happen. Under the traditional usage of the term "should," it would appear that the Proponent seeks to require (rather than recommend or request) that the matters addressed in the Proposals be implemented. See Merriam-Webster Online Dictionary ("should" is used to express what is inevitable or seems likely to happen in the future). To the extent that this is the Proponent's intent, the Proposals are not a proper subject for action by shareholders under the laws of the Commonwealth of Pennsylvania. See Section IV, infra.

[3] The Citizens Alliance for Better Neighborhoods is a Pennsylvania non-profit corporation formed in July 1991 for charitable purposes. Its current Chief Executive Officer is Frank DiCicco, a member of the City Council of the City of Philadelphia.

2. The funds so contributed should be "recovered and returned to both Exelon customers and shareholders" (the "Recovery Proposal").

3. Contributions by Exelon over $50,000 should be approved by the Board of Directors (the "Board Approval Proposal").

4. Contributions by Exelon over $1 million should require shareholder approval (the "Shareholder Approval Proposal").

5. Political contributions should not be permitted (the "Political Contribution Proposal").

ANALYSIS

I. The Proposals may be omitted under Rule 14a-8(i)(3) because they are contrary to Rule 14a-8(b)(1), which requires that the Proponent, to be eligible to submit a proposal, have continuously held, for at least one year by the date on which the proposal is submitted, at least $2,000 in market value, or 1%, of Exelon's securities entitled to be voted on the proposal at the meeting in question.

The Proposal was submitted by the Proponent on January 4, 2004 and received by Exelon on January 8, 2004. The Proponent alleges in the Proposal that he was the owner of 23 shares of Exelon's common stock as of January 4, 2004. On January 28, 2004, Exelon sent to the Proponent (by overnight delivery and e-mail) a letter informing him that: (1) Exelon's records do not show the Proponent as a registered holder of shares and suggesting that, if the Proponent holds his shares in a brokerage or similar account, he have the broker submit a written statement verifying that the Proponent's status as shareholder and (2) notwithstanding his status as a registered holder of shares, the Proponent did not satisfy the eligibility requirements of Rule 14a-8(b)(1) because the value of the 23 shares of Exelon's common stock that he claimed to hold at the time of the submission of the Proposal was $1,545.37 and did not otherwise represent at least 1% of Exelon's securities entitled to be voted on the proposal.[4] A copy of Exelon's January 28, 2004 letter to the Proponent is attached hereto as Exhibit B (the "January 28th Letter"). While Exelon did receive by e-mail a brief response to the January 28th Letter (see Exhibit C attached hereto), the Proponent has not provided Exelon with any details regarding his alleged ownership of Exelon's common stock. To date, Exelon has not been able to confirm whether the Proponent holds any shares of Exelon's common stock.

---

[4] This represents the highest selling price for Exelon's common stock during the 60 calendar days before the Proposal was submitted ($67.19) multiplied by 23 shares. See Staff Legal Bulletin No. 14 (July 13, 2001). On the day that the Proposal was submitted, Exelon had outstanding approximately 328,141,381 shares of its common stock, which is Exelon's only voting security.

As Rule 14a-8(b)(1) requires that the Proponent, to be eligible to submit a proposal, have continuously held, for at least one year by the date on which the proposal is submitted, at least $2,000 in market value, or 1%, of Exelon's securities entitled to be voted on the proposal at the meeting in question and the Proponent has failed to meet this threshold, the Proposal is properly excluded under Rule 14a-8(i)(3) because it is contrary to Rule 14a-8(b)(1).

II. Each of the Termination Proposal, the Recovery Proposal, the Board Approval Proposal and the Shareholder Approval Proposal may be omitted under Rule 14a-8(i)(7) because it deals with a matter relating to Exelon's ordinary business operations.

Under Rule 14a-8(i)(7), a company may omit a shareholder proposal from its proxy materials if the proposal deals with a matter relating to the company's ordinary business operations. The acknowledged purpose of Rule 14a-8(i)(7) is to allow companies to exclude shareholder proposals that deal with ordinary business matters on which shareholders, as a group, "would not be qualified to make an informed judgment, due to their lack of business experience and their lack of intimate knowledge of the issuer's business." See Exchange Act Release No. 34-12999 (November 22, 1976).

A. Termination Proposal

The Staff has consistently held that proposals relating to the dismissal, termination or hiring of executive officers are matters that are more appropriately addressed by the board of directors and may be omitted pursuant to Rule 14a-8(i)(7), because they relate to ordinary business operations. See, e.g., The MONY Group Inc. (March 1, 2004); Walt Disney Company (December 16, 2002); Wachovia Corporation (February 17, 2002); Merrill Lynch & Co. (February 8, 2002); Spartan Motors, Inc. (March 13, 2001); Wisconsin Energy Corporation (January 30, 2001); and U.S. Bancorp (February 27, 2000).[5] As the Termination Proposal seeks

[5] In Walt Disney Company (December 16, 2002), the Staff concluded that a proposal to recommend and request that the board of directors consider removing the chief executive officer from the company's employment and terminating his contract was excludable under Rule 14a-8(i)(7) as it related to the termination, hiring or promotion of employees. In Wachovia Corporation (February 17, 2002), the Staff concluded that a proposal requesting that the board of directors seek and hire a competent CEO may be excluded as ordinary business as it related to the termination, hiring or promotion of employees. In Merrill Lynch (February 8, 2002), the Staff determined that a shareholder proposal requesting the chief executive officer's resignation may be excluded pursuant to Rule 14a-8(i)(7) as it related to the company's ordinary business of termination, hiring or promotion of employees. In Spartan Motors, Inc. (March 13, 2001), the Staff held that a shareholder proposal to remove the chief executive officer was excludable under Rule 14a-8(i)(7) as it related to the termination, hiring or promotion of employees. In Wisconsin Energy Corporation (January 30, 2001), the Staff concluded that a proposal relating to a vote of no confidence in management and requesting that the directors seek the resignation of the CEO and president of the company may be excluded under Rule 14a-8(i)(7) as it related to the company's ordinary business of termination, hiring or promotion of employees. In U.S. Bancorp (February 27, 2000), the Staff held that a shareholder proposal to remove the officers and directors from office may be excluded under Rule 14a-8(i)(7) as it related to the company's ordinary business of termination, hiring or promotion of employees. See also Middle South
(continued...)

the dismissal of certain Exelon employees, its relates to Exelon's ordinary business operations and may be excluded from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(7).

B. The Recovery Proposal, the Board Approval Proposal and the Shareholder Approval Proposal.

In a series of letters, the Commission has repeatedly taken the position that shareholder proposals relating to a corporation's charitable contributions are excludable under Rule 14a-8(i)(7) (formerly Rule 14a-8(c)(7)). See, e.g., Delta Air Lines, Inc. (July 29, 1999) (proposal that contributions in excess of $25,000 per year be approved by shareholders properly excluded under Rule 14a-8(i)(7)); see also, e.g., Pacific Gas & Electric Company (January 22, 1997) (proposal advocating that registrant cease funding of a particular charity properly excluded under former Rule 14a-8(c)(7)); Wells Fargo & Company (January 26, 1993) (proposal advocating that registrant provide funding to a particular charity properly excluded under form Rule 14a-8(c)(7)); American Express Co. (February 28, 1992) (proposal advocating that registrant refrain from making contributions in support of organizations that advocate or perform abortions properly excluded under former Rule 14a-8(c)(7)); U.S. West (February 25, 1992) (same); Exxon Corporation (February 19, 1992) (same). As the Staff has also noted, the mere fact that a proposal may be tied to a social issue would not remove it from the sphere of "ordinary business operations" for purposes of Rule 14a-8(i)(7) (formerly Rule 14a-8(c)(7)). PepsiCo, Inc. (March 24, 1993).

Under the Pennsylvania Business Corporation Law (the "PBCL"), the allocation of charitable contributions is a matter that a business corporation is permitted to relegate to its ordinary business operations. Charitable contributions and donations are specifically authorized by Section 1502(a)(9) of the PBCL, which provides that corporations may "make contributions and donations." 15 Pa. C.S.A. § 1502(a)(9). Under the PBCL, decisions concerning the allocation of charitable contributions need not be approved by the shareholders or the board of directors and, as a result, are permitted to be treated by the corporation as a matter relating to the conduct of its ordinary business operations.

Exelon and its subsidiaries contribute on a regular basis to numerous charities and non-profit organizations that serve the communities in which they do business. Exelon treats the allocation of charitable contributions as part of the ordinary business operations of it and its subsidiaries. Exelon's charitable contributions program is overseen by a Corporate Citizenship Review Committee, a committee authorized by Exelon's Board of Directors (the "Board") and

(...continued)
Utilities, Inc. (January 25, 1988) (shareholder proposal to replace chairman of the board and president excluded under Rule 14a-8(c)(7) as ordinary business as it related to the decision to alter or terminate the duties of executive personnel) and Continental Illinois Corporation (February 24, 1983) (shareholder proposal that recommended that the chairman of the board and the president be terminated as employees excluded under Rule 14a-8(c)(7) as ordinary business as it related to the employment of executive personnel).

comprised of various Exelon officers. The Corporate Governance Committee of the Board reviews Exelon's policies and practices with respect to its charitable contributions program. Pursuant to the terms of Exelon's Contribution Guidelines (adopted by the Board and Exelon's Chief Executive Officer in April 2004), which guidelines apply to Exelon and its subsidiaries, (1) contributions[6] of less than $50,000 require the approval of an officer acting pursuant to authority delegated to such officer by the Board, (2) contributions of more than $50,000 but less than $1,000,000 require the approval of the Corporate Citizenship Review Committee and (3) contributions of more than $1,000,000 require the approval of the Board.

In these circumstances, the Recovery Proposal, the Board Approval Proposal and the Shareholder Proposal – each of which falls squarely within the area of proposals that the Staff has stated may be excluded under Rule 14a-8(i)(7) – may properly be omitted by Exelon from the 2005 Proxy Materials. See Delta Air Lines, Inc. (July 29, 1999) (proposal that contributions in excess of $25,000 per year be approved by shareholders properly excluded under Rule 14a-8(i)(7)).

III. Each of the Board Approval Proposal and the Political Contribution Proposal may be omitted under Rule 14a-8(i)(10) because such proposal has been substantially implemented.

Rule 14a-8(i)(10) permits the exclusion of a proposal if the company has already substantially implemented the proposal.

A. The Board Approval Proposal.

As noted above, pursuant to the terms of Exelon's Contribution Guidelines adopted in April 2004, which guidelines apply to Exelon and its subsidiaries, contributions of more than $50,000 but less than $1,000,000 require the approval of the Corporate Citizenship Review Committee. As the Corporate Citizenship Review Committee acts pursuant to authority delegated to it by the Board,[7] the Board Approval Proposal, that contributions by Exelon over $50,000 should be approved by the Board of Directors, has been substantially implemented and may be properly omitted by Exelon from the 2005 Proxy Materials under Rule 14a-8(i)(10).

---

6 "Contribution" is defined in the guidelines to mean any gift or other transfer of money or any gift or other transfer of property (including real estate and equipment) or any provision of services (including the use of property, facilities or personnel) to any person, organization or entity (including a charity, a governmental unit, or a civic or community development organization) at a price or other consideration to the Company below fair value or below applicable tariffed rates for the property or service provided.

7 See 15 Pa. C.S.A. § 1731(a) (board of directors of business corporation has authority to create one or more committees, which committee shall have and may exercise all of powers and authority of board of directors, subject to certain limited exceptions); 15 Pa. C.S.A. § 1732(b) (officers of business corporation shall have such authority and perform such duties as may be determined pursuant to resolutions or orders of board of directors).

B. The Political Contribution Proposal.

Exelon is a registered holding company under the Public Utility Holding Company Act of 1935 ("PUHCA"). As such, Exelon and its subsidiaries are subject to the prohibition on political contributions set forth in Section 12(h) of PUHCA, which provides:

> (h) It shall be unlawful for any registered holding company, or any subsidiary company thereof, by use of the mails or any means or instrumentality of interstate commerce, or otherwise, directly or indirectly:
>
> (1) to make any contribution whatsoever in connection with the candidacy, nomination, election or appointment of any person for or to any office or position in the Government of the United States, a State, or any political subdivision of a State, or any agency, authority, or instrumentality of any one or more of the foregoing; or
>
> (2) to make any contribution to or in support of any political party or any committee or agency thereof.
>
> The term "contribution" as used in this subsection includes any gift, subscription, loan, advance, or deposit of money or anything of value, and includes any contract, agreement, or promise, whether or not legally enforceable, to make a contribution.

15 U.S.C. § 79l.

As Section 12(h) of PUHCA prohibits Exelon and its subsidiaries from making political contributions, the Political Contribution Proposal, that political contributions should not be permitted, has been substantially implemented and may be properly omitted by Exelon from the 2005 Proxy Materials under Rule 14a-8(i)(10).

IV. The Proposals may be omitted under Rule 14a-8(i)(1) because they are not a proper subject for action by shareholders under the laws of the Commonwealth of Pennsylvania.

A proposal that purports to require board action (as opposed to requesting or recommending board action) improperly dismisses the authority of the board under state law to decide whether a particular matter in the best interests of the company at issue. In these circumstances, the Staff has found that a proposal can be omitted under Rule 14a-8(i)(1) if the proponent at issue does not recast the proposal as a request or recommendation instead of a mandate. See, e.g., FAB Industries, Inc. (March 23, 2000) (proposal that board retain services of investment bank to analyze strategic options); Bangor Hydro-Electric Company (March 13, 2000) (proposal that company prepare a report discussing political contributions).

As noted, the Proposals are worded in terms of action that "should" happen, which suggests that the Proponent seeks to require (rather than recommend or request) that the matters addressed in the Proposals be implemented. See Merriam-Webster Online Dictionary ("should" is used to express what is inevitable or seems likely to happen in the future). To the extent that this is the Proponent's intent, the Proposals are not a proper subject for action by shareholders under the laws of the Commonwealth of Pennsylvania, which provide that, unless otherwise provided by statute or in a by-law adopted by the shareholders, all powers vested by law in a business corporation shall be exercised by or under the authority of, and the business and affairs of every business corporation shall be managed under the direction of, a board of directors. 15 Pa. C.S.A. § 1721(a). In such an instance, we believe that the Proposals may be omitted under Rule 14a-8(i)(1) because they are not a proper subject for action by shareholders under the laws of the Commonwealth of Pennsylvania.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff of the Commission concur that it will take no action if Exelon excludes the Proposal from its 2005 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If we can be of any further assistance in this matter, please do not hesitate to call me at 215-864-8526 or Scott N. Peters, Exelon's Assistant Secretary, at (312) 394-7252.

Sincerely,



Robert C. Gerlach

RCG/ejg
Enclosures
cc: Katherine K. Combs, Esquire (via overnight delivery)
Edmond J. Ghisu, Esquire
Bernard H. Meyer (via overnight delivery)
Scott N. Peters, Esquire (via overnight delivery)

EXHIBIT A

THE PROPOSAL

[SEE ATTACHED]

January 4, 2004


RECEIVED BY
OFFICE OF THE CORP. SECRETARY
JAN 8 2004
FORWARDED TO:

Ms. Katherine K. Combs
Vice President, Corporate
Secretary and Deputy General Counsel
Exelon Corporation,
10 South Dearborn Street, 37th Floor
P.O. Box 805398,
Chicago, Illinois 60680-5398.

Dear Ms. Combs:

Below is my proxy statement proposal for 2005. Please respond as soon as possible if there are errors or required additions.

"Exelon/PECO contributed $17 million dollars to the "charity" of State Senator Fumo of Pennsylvania after Senator Fumo's apparent friendly rulings on electricity deregulation in Pennsylvania. This is inappropriate ethical conduct. Exelon/PECO executives who approvec these payments should be let go and the donated monies recovered and returned to both Exelon customers and shareholders. Contributions over $50,000 should be approved by the board of directors. Contributions over $1 million dollars should require stockholder approval. Political contributions should not be permitted. "

Note: If this proposal passes your review yet does not appear on the 2005 proxy statement, I will immediately notify the SEC, the State of Pennsylvania's Attorney General's Office and the PUC to investigate why it was not so posted.

Bernard H. Meyer, 1/3/2004

Bernard H. Meyer, Exelon stockholder, 23 shares
31 Newtown Woods Road
Newtown Square, PA 10973
610-353-4737
internautbhm2@comcast.net

EXHIBIT B

JANUARY 28th LETTER

[SEE ATTACHED]

From: o_Peters, Scott (Genco)
Sent: Thursday, January 29, 2004 4:06 PM
To: internautbhm2@comcast.net
Cc: Katherine.Combs@exeloncorp.com
Subject: Exelon Shareholder Proposal



Rule 14a-8 -- Proposals of Sec...

January 28, 2004

By FedEx and Email to internautbhm2@comcast.net

Mr. Bernard H. Meyer
31 Newtown Woods Road
Newtown Square, PA 19073

Re: Shareholder Proposal for the Exelon Corporation 2005 Annual Meeting of Shareholders

Dear Mr. Meyer:

Thank you for your January 4, 2004 letter relating to a shareholder proposal for the annual meeting of shareholders of Exelon Corporation to be held in 2005. Since receiving your letter, we have been considering your inquiry carefully.

The SEC has rules relating to a shareholder's eligibility to submit a shareholder proposal to be included in a proxy statement. The relevant SEC rules are in Rule 14a-8, a copy of which is enclosed for your reference. Under those rules, in order to be eligible to submit a proposal to be included in our proxy statement you must have continuously held at least $2,000 in market value of Exelon common stock for at least one year before you submitted your proposal, and you must continuously hold those shares through the date of the 2005 annual meeting. You indicated in your letter that you are the holder of 23 shares of Exelon common stock. That is not a sufficient number of shares to satisfy the requirement of the SEC rules. In the sixty days before you submitted your proposal (the relevant measurement period under the SEC rules), the highest trading price of Exelon common stock was $67.19 (that was also Exelon's 52-week high price). At that price, you would have been required to own 30 shares to have met the share ownership requirement.

Our record of shareholders does not show you as a registered holder of shares. I assume that you hold your shares in a brokerage or similar account in which you are the beneficial owner and the broker is the registered holder. If you are able to satisfy the SEC requirement as to the aggregate value of shares held for you by a broker or nominee, you may submit a written statement from the "record holder" of your shares verifying that, at the time you submitted your proposal, you continuously held at least 30 shares of Exelon common stock for at least one year. Under the SEC rules you will also need to include your own written statement that you intend to continue to hold your shares through the date of the 2005 annual meeting of shareholders.

If you are able to meet the eligibility requirements for submission of a shareholder proposal, we would encourage you to review the requirements in the SEC rules relating to the text of your proposal. We note that there are some ways your proposal may fail to meet the requirements of the SEC rules relating to the form and content of shareholder proposals. If you meet the eligibility requirements for a shareholder proposal, we will ask the SEC to make a determination on those matters relating to the form and content of your proposal.

I hope the information I have provided is helpful to you. If you have any questions, I can be reached by regular mail at the address above or by email at scott.peters@exeloncorp.com or by telephone at 312-394-7252. Once again, thank you for your inquiry.

Very truly yours,

Scott N. Peters
Assistant Secretary, SEC and PUHCA Counsel

Copies: SEC, Division of Corporation Finance
Katherine K. Combs, Vice President, Corporate Secretary and Deputy General Counsel

Enclosure: Rule 14a-8

<<Rule 14a-8 -- Proposals of Security Holders.htm>>

The Securities Lawyer's Deskbook

General Rules and Regulations promulgated under the Securities Exchange Act of 1934

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to

hold those securities through the date of the meeting.

2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

   i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

   ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

      A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

      B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

      C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

   1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

   2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's

principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

        ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

   Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

   1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

   2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

   1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

   2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

   3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

      i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Regulatory History

48 FR 38222, Aug. 23, 1983, as amended at 50 FR 48181, Nov. 22, 1985; 51 FR 42062, Nov. 20, 1986; 52 FR 21936, June 10, 1987; 52 FR 48983, Dec. 29, 1987; 63 FR 29106, 29119, May 28, 1998, as corrected at 63 FR 50622, 50623, Sept. 22, 1998

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University of CINCINNATI
College of LAW

EXHIBIT C

JANUARY 29th E-MAIL

[SEE ATTACHED]

-----Original Message-----
From: Bernard Meyer [mailto:internautbhm2@comcast.net]
Sent: Thursday, January 29, 2004 4:28 PM
To: scott.peters@exeloncorp.com
Subject: Re: Exelon Shareholder Proposal

Scott,

I received the FedEx mailing today. Danke Schoen!!! Please read the
editorial
that appeared in the Philadephia Inquirer this morning and you will see why
PECO
customers and stockholders are upset.
http://www.philly.com/mld/inquirer/news/editorial/7820486.htm
Bernard H. Meyer

LAW OFFICES
BALLARD SPAHR ANDREWS & INGERSOLL, LLP
1735 MARKET STREET, 51ST FLOOR
PHILADELPHIA, PENNSYLVANIA 19103-7599
215-665-8500
FAX: 215-864-8999
WWW.BALLARDSPAHR.COM

BALTIMORE, MD
DENVER, CO
SALT LAKE CITY, UT
VOORHEES, NJ
WASHINGTON, DC
WILMINGTON, DE

March 2, 2005

Via Overnight Delivery

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Exelon Corporation – Shareholder Proposals of Bernard H. Meyer

Ladies and Gentlemen:

On February 7, 2005, our client, Exelon Corporation ("Exelon") notified you that, in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, Exelon intends to omit from its proxy statement and form of proxy for its 2005 Annual Meeting of Shareholders (collectively, the "2005 Proxy Materials") a set of five shareholder proposals (collectively, the "Proposals") received from Bernard H. Meyer (the "Proponent"). This letter is submitted as a supplement to that original correspondence. Capitalized terms used in this letter and not otherwise defined have the meanings set forth in the original correspondence.

On behalf of Exelon, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that, in addition to the reasons set forth in the original correspondence, the Proposals may be omitted under Rules 14a-8(b) and 14a-8(f) because the Proponent has not demonstrated that he continuously held, for at least one year by the date on which the Proposals were submitted, at least $2,000 in market value, or 1%, of Exelon's securities entitled to be voted on the Proposals at the meeting in question.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this supplemental letter. Also, in accordance with Rule 14a-8(j), a copy of this supplemental letter is being mailed on this date to the Proponent. On behalf of Exelon, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to us only.

ANALYSIS

The Proposals may be omitted under Rules 14a-8(b) and 14a-8(f) because the Proponent has not demonstrated that he continuously held, for at least one year by the date on which the Proposals were submitted, at least $2,000 in market value, or 1%, of Exelon's securities entitled to be voted on the Proposals at the meeting in question.

The Proposals were submitted by the Proponent on January 4, 2004 and received by Exelon on January 8, 2004. The Proponent alleges in the Proposals that he was the owner of 23 shares of Exelon's common stock as of January 4, 2004. On January 28, 2004, Exelon sent to the Proponent (by overnight delivery and e-mail) a letter informing him that: (1) Exelon's records do not show the Proponent as a registered holder of shares and suggesting that, if the Proponent holds his shares in a brokerage or similar account, he have the broker submit a written statement verifying that the Proponent's status as shareholder and (2) notwithstanding his status as a registered holder of shares, the Proponent did not satisfy the eligibility requirements of Rule 14a-8(b)(1) because the value of the 23 shares of Exelon's common stock that he claimed to hold at the time of the submission of the Proposals was $1,545.37 and did not otherwise represent at least 1% of Exelon's securities entitled to be voted on the proposal.[1] While Exelon did receive by e-mail a brief response to the January 28th Letter, the Proponent has not provided Exelon with any details regarding his alleged ownership of Exelon's common stock. To date, Exelon has not been able to confirm whether the Proponent holds any shares of Exelon's common stock.

As Rule 14a-8(b) requires that the Proponent, to be eligible to submit a proposal, have continuously held, for at least one year by the date on which the proposal is submitted, at least $2,000 in market value, or 1%, of Exelon's securities entitled to be voted on the proposal at the meeting in question and the Proponent has failed to meet this threshold, the Proposal is properly excluded under Rules 14a-8(b) and 14a-8(f). See The Charles Schwab Corporation (February 2, 2005) (request for no-action relief granted pursuant to Rules 14a-8(b) and 14a-8(f) where the proponent failed to supply within 14 days of receipt of request documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of

---

1 This represents the highest selling price for Exelon's common stock during the 60 calendar days before the Proposal was submitted ($67.19) multiplied by 23 shares. See Staff Legal Bulletin No. 14 (July 13, 2001). On the day that the Proposal was submitted, Exelon had outstanding approximately 328,141,381 shares of its common stock, which is Exelon's only voting security.

the date that he submitted a proposal); AT&T Corp. (December 23, 2004); Johnson & Johnson (January 3, 2005) (same).

CONCLUSION

Based upon the foregoing analysis and the analysis set forth in the original correspondence, we respectfully request that the Staff of the Commission concur that it will take no action if Exelon excludes the Proposal from its 2005 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If we can be of any further assistance in this matter, please do not hesitate to call me at 215-864-8526 or Scott N. Peters, Exelon's Assistant Secretary, at (312) 394-7252.

Sincerely,



Robert C. Gerlach

RCG/ejg
Enclosures
cc: Katherine K. Combs, Esquire (via overnight delivery)
Edmond J. Ghisu, Esquire
Bernard H. Meyer (via overnight delivery)
Scott N. Peters, Esquire (via overnight delivery)

Exelon

Exelon Corporation
P.O. Box 805379
Chicago, IL 60680-5379

www.exeloncorp.com

March 1, 2005

VIA FEDERAL EXPRESS
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Exelon Corporation - 2006 Shareholder Proposal of Bernard H. Meyer

Ladies and Gentlemen:

I enclose a copy of the letter I sent to Mr. Meyer yesterday regarding his proposal for the 2006 Annual Meeting of Shareholders of Exelon Corporation, together with two attachments, a copy of his letter making the proposal and a copy of Rule 14a-8.

I also enclose a copy of the e-mail I received from Mr. Meyer in response to the letter. Mr. Meyer made a substantially similar proposal for the 2005 Annual Meeting of Shareholders of Exelon Corporation. By letter dated February 7, 2005, our counsel, Robert C. Gerlach of Ballard Spahr Andrews & Ingersoll, requested on Exelon's behalf that the Commission concur in the view that Mr. Meyer's 2005 proposal could be excluded from the Exelon proxy statement.

Please contact me if you have any questions or comments.

Very truly yours,



Scott N. Peters
Assistant Secretary, SEC and
PUHCA Counsel

Enclosures

cc: Mr. Robert C. Gerlach (w/enclosures) (*via regular mail*)
Mr. Edmond J. Ghisu (w/enclosures) (*via regular mail*)
Mr. Bernard H. Meyer (w/enclosures) (*via regular mail*)

Exelon[SM]

Exelon Corporation
P.O. Box 805379
Chicago, IL 60680-5379

www.exeloncorp.com



February 28, 2005

VIA FEDERAL EXPRESS
AND E-MAIL

Mr. Bernard H. Meyer
31 Newtown Woods Road
Newtown Square, PA 19073
internautbhm2@comcast.net

Re: Notice of Procedural and Eligibility Deficiencies Pursuant to Reg. § 240.14a-8(f)(1)

Dear Mr. Meyer:

I am writing in response to your February 9, 2005 letter, which we received on February 14, 2005, relating to a series of shareholder proposals that you wish to have included in the proxy statement for the annual meeting of the shareholders of Exelon Corporation to be held in 2006 (collectively, the "Proposals").[1]

The submission of shareholder proposals is governed by the rules and regulations promulgated by the Securities and Exchange Commission (the "SEC"), particularly Reg. § 240.14a-8 (a copy of which is enclosed for your review). Under Reg. § 240.14a-8(b)(1), in order to submit a proposal you must have continuously held at least $2,000 in market value of Exelon common stock for at least one year before you submitted your proposals, and you must continuously hold those shares through the date of the 2006 annual meeting.

---

1 As you are aware, the Proposals are identical to the series of shareholder proposals that you previously submitted to Exelon on January 4, 2004 for inclusion in the proxy statement for the annual meeting of shareholders to be held in 2005. On February 7, 2005, Exelon submitted to the SEC a request for no-action relief regarding Exelon's intent to omit those earlier proposals from its proxy statement and form of proxy for its 2005 annual meeting of shareholders (the "No-Action Request") because, among other reasons, you failed to satisfy the requirements of Reg. § 240.14a-8(b)(1) (discussed herein).

You state in your letter that you are the holder of 46 shares of Exelon common stock and that you hold these shares in a "Wachovia On-line Brokerage account." Pursuant to Reg. § 2401.14a-8(b)(2), you need to submit a written statement from your broker verifying the number of shares of Exelon common stock that you held for at least one year before the date on which you submitted your proposals (the "Broker Statement"). You also need to include with the Broker Statement a written statement from you that you intend to continue to hold the shares in question through the date of the 2006 annual meeting (the "Ownership Affirmation").

In addition, pursuant to Reg. § 240.14a-8(c), a shareholder proponent is entitled to raise one proposal for consideration at a particular meeting of the shareholders. You have set forth in your February 9th letter five separate shareholder proposals (labeled Proposal #1 through Proposal #5). You need to advise us as to which of the five Proposals you which to raise in accordance with Reg. § 240.14a-8(c), with the remaining four no longer being submitted for consideration (the "Proposal Selection").

Pursuant to Reg. § 240.14a-8(f)(1), you have fourteen calendar days from the date of your receipt of this letter to provide to us (1) the Broker Statement, (2) the Ownership Affirmation and (3) the Proposal Selection. If you fail to follow these eligibility and procedural requirements as outlined above, Exelon may exclude the Proposals from the 2006 proxy statement and form of proxy.

I look forward to your response to this letter. I can be reached by regular mail at the address above, by email at scott.peters@exeloncorp.com or by telephone at 312-394-7252.

Very truly yours,



Scott N. Peters
Assistant Secretary, SEC and
PUHCA Counsel

SNP/eg
Enclosure
cc (w/enc.): SEC, Division of Corporation Finance
Katherine K. Combs
Robert C. Gerlach
Edmond J. Ghisu

Regulatory History

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General Rules and Regulations promulgated under the Securities Exchange Act of 1934

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

        ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

        iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

    Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

    1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon

Ms. Katherine K. Combs
Vice President, Corporate
Secretary and Deputy General Counsel
Exelon Corporation,
10 South Dearborn Street, 37th Floor
P.O. Box 805398,
Chicago, Illinois 60680-5398.

Dear Ms. Combs:

Below is my proxy statement proposal for 2006. Please respond as soon as possible if there are errors or required additions.

Based on the following information:
http://pittsburghcitypaper.ws/archive.cfm?type=Political%20Footballs&action=getComplete&ref=1304
and similar newspaper and TV news releases:

"The *Philadelphia Inquirer* reported that Senator Fumo had used his political leverage to convince energy company PECO and the Delaware River Port Authority to secretly donate nearly $27 million to a community group which is controlled by his staff, and which operates mostly in his district. The deals were made in the
late 1990s and 2000, when Fumo was involved in electricity deregulation and in negotiating payments by DRPA to the City of Philadelphia."

A. Proposal #1- It is recommended that Exelon/PECO executives who approved these payments have their employment terminated.
B. Proposal #2- It is recommended that the donated monies be recovered and returned to both Exelon customers and shareholders.
C. Proposal #3- It is recommended that company charitable contributions over $50,000 be approved by the board of directors.
D. Proposal #4- It is recommended that contributions over $1 million dollars require stockholder approval.
E. Proposal #5- It is recommended that political contributions not be permitted. "

Note: If this proposal passes your review yet does not appear on the 2006 proxy statement, I will immediately notify the SEC, the State of Pennsylvania's Attorney General's Office and the PUC to investigate why it was not so posted.

As of 1/1/2005, I currently own 46 shares of Exelon common stock. Value as of 2/8/2005 was $2,108.64. The stock is held in my Wachovia On-line Brokerage account.

Bernard H. Meyer, 2/9/2005

Peters, Scott N.

From: Bernard Meyer [internautbhm2@comcast.net]
Sent: Monday, February 28, 2005 7:27 PM
To: scott.peters@exeloncorp.com; ghisue@ballardspahr.com
Subject: Re: Exelon 2006 Shareholder Proposal

Dear Mr. Peters,

What a bunch of bull shit!!! Wrap my proposals in one with subsets. Tomorrow I will contact my broker to get the added information.

Your effort to limit shareholders' complaints is being forwarded to the SEC and my state and federal legislators.

You already explained in nauseating detail why my 2005 proposals were not acceptable. I therefore corrected them with my proposal(s) for 2006.

Mr. Meyer

----- Original Message -----

From: **<scott.peters@exeloncorp.com>**
To: <internautbhm2@comcast.net>
Cc: <ghisue@ballardspahr.com>; <gerlach@ballardspahr.com>; <Katherine.Combs@exeloncorp.com>
Sent: Monday, February 28, 2005 6:43 PM
Subject: Exelon 2006 Shareholder Proposal

February 28, 2005

VIA FEDERAL EXPRESS

AND E-MAIL

Mr. Bernard H. Meyer
31 Newtown Woods Road
Newtown Square, PA 19073
internautbhm2@comcast.net <mailto:internautbhm2@comcast.net>

Re: Notice of Procedural and Eligibility Deficiencies Pursuant to

Reg. § 240.14a-8(f)(1)

Dear Mr. Meyer:

I am writing in response to your February 9, 2005 letter, which we received on February 14, 2005, relating to a series of shareholder proposals that you wish to have included in the proxy statement for the annual meeting of the shareholders of Exelon Corporation to be held in 2006 (collectively, the "Proposals").

The submission of shareholder proposals is governed by the rules and regulations promulgated by the Securities and Exchange Commission (the "SEC"), particularly Reg. § 240.14a-8 (a copy of which is enclosed for your review). Under Reg. § 240.14a-8(b)(1), in order to submit a proposal you must have continuously held at least $2,000 in market value of Exelon common stock for at least one year before you submitted your proposals, and you must continuously hold those shares through the date of the 2006 annual meeting.

You state in your letter that you are the holder of 46 shares of Exelon common stock and that you hold these shares in a "Wachovia On-line Brokerage account." Pursuant to Reg. § 2401.14a-8(b)(2), you need to submit a written statement from your broker verifying the number of shares of Exelon common stock that you held for at least one year before the date on which you submitted your proposals (the "Broker Statement"). You also need to include with the Broker Statement a written statement from you that you intend to continue to hold the shares in question through the date of the 2006 annual meeting (the "Ownership Affirmation").

In addition, pursuant to Reg. § 240.14a-8©, a shareholder proponent is entitled to raise one proposal for consideration at a particular meeting of the shareholders. You have set forth in your February 9th letter five separate shareholder proposals (labeled Proposal #1 through Proposal #5). You need to advise us as to which of the five Proposals you which to raise in accordance with Reg. § 240.14a-8©, with the remaining four no longer being submitted for consideration (the "Proposal Selection").

Pursuant to Reg. § 240.14a-8(f)(1), you have fourteen calendar days from the date of your receipt of this letter to provide to us (1) the Broker Statement, (2) the Ownership Affirmation and (3) the Proposal Selection. If you fail to follow these eligibility and procedural requirements as outlined above, Exelon may exclude the Proposals from the 2006 proxy statement and form of proxy.

I look forward to your response to this letter. I can be reached by regular mail at the address above, by email at scott.peters@exeloncorp.com <mailto:scott.peters@exeloncorp.com> or by telephone at 312-394-7252.

Very truly yours,

Scott N. Peters
Assistant Secretary, SEC and
PUHCA Counsel

SNP/eg

Enclosure
cc (w/enc.): SEC, Division of Corporation Finance
Katherine K. Combs
Robert C. Gerlach
Edmond J. Ghisu

As you are aware, the Proposals are identical to the series of shareholder proposals that you previously submitted to Exelon on January 4, 2004 for inclusion in the proxy statement for the annual meeting of shareholders to be held in 2005. On February 7, 2005, Exelon submitted to the SEC a request for no-action relief regarding Exelon's intent to omit those earlier proposals from its proxy statement and form of proxy for its 2005 annual meeting of shareholders (the "No-Action Request") because, among other reasons, you failed to satisfy the requirements of Reg. § 240.14a-8(b)(1) (discussed herein).

<<2006 Meyer Proposal.pdf>> <<Rule 14a-8 -- Proposals of Security

Holders.htm>>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 14, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exelon Corporation
Incoming letter dated February 7, 2005

The proposals relate to contributions.

There appears to be some basis for your view that Exelon may exclude the proposals under rule 14a-8(f). We note your representation that the proponent does not satisfy the minimum ownership requirement for the one-year period specified in rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Exelon omits the proposals from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Exelon relies.

Sincerely,



Robyn Manos
Special Counsel